AN EVALUATION OF THE

LITTLE BEAR PROPERTY

WINNIPEG RIVER PLUTONIC COMPLEX
MANITOBA

NTS 52L12

By: David J. Busch B.A., B.Sc. (hons.), P.Geo.

For: Blue Hawk Ventures Inc.

Nov. 8, 2002

Prepared by DAVID J. BUSCH 08/11/2002

TABLE OF CONTENTS	PAGE

SUMMARY	3
INTRODUCTION	3
DISCLAIMER	4
LOCATION AND PROPERTY DESCRIPTION	5
ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY	5
EXPLORATION HISTORY	6
GEOLOGICAL SETTING	8
REGIONAL GEOLOGY	8
PROPERTY GEOLOGY	8
DEPOSIT TYPES	8
MINERALIZATION ON THE LITTLE BEAR PROPERTY	10
WORK ON PROPERTY BY BLUE HAWK VENTURES INC.	10
CONCLUSIONS AND RECOMMENDATIONS	11
REFERENCES AND SOURCES OF INFORMATION	13

LIST OF TABLES
TABLE 1 CLAIM STATUS	5
TABLE 2 EXPLORATION HISTORY	7

LIST OF FIGURES
FIGURE 1 - LOCATION OF LITTLE BEAR PROJECT	4

APPENDICES
APPENDIX I CERTIFICATE OF AUTHOR	15

Prepared by DAVID J. BUSCH 08/11/2002

SUMMARY

          This report documents and evaluates exploration results on a mineral property held by Blue Hawk Ventures Inc. The property is in NTS 52L12 in the archean Winnipeg River Plutonic terrane of Manitoba near Lac du Bonnet and is held under option from Mr. Ozias Theriault.

          The Little Bear property consists of 12 claim blocks and covers 3954 acres. The property lies within the Winnipeg River Plutonic terrane and rocks on the property consist of quartz diorite and granite of the Maskwa pluton. A number of gold bearing vein systems have been identified on the property. Work on the property by previous operators can only be viewed as preliminary in light of current exploration thinking and methodologies.

          The author concludes that the property has untested potential to host gold deposits and recommends that an exploration program be undertaken to systematically evaluate the property to identify and test targets for gold mineralization.

INTRODUCTION

          The author was requested by Mr. Byron G. Cox, President of Blue Hawk Ventures Inc. to prepare an evaluation and if warranted make recommendations for further work on the company’s Little Bear property in compliance with standards set out in the Canadian National Instrument 43-101F1.

          Blue Hawk Ventures Inc. is a junior resource company planning to undertake exploration for gold on a property it has acquired in the Lac du Bonnet area of Manitoba. Blue Hawk Ventures Inc.. is incorporated in the state of Nevada and planning to file a registration statement with the Securities and Exchange Commission (SEC) prior to seeking a quotation on the NASD OTC-BB (Over the Counter- Bulletin Board).

          The author is a Professional Geoscientist and has been a consultant to the mineral exploration industry for 20 years. The author has particular experience in exploring for and developing Archean lode gold deposits as well as volcanic and carbonate hosted base metals. The author visited the property on November 4th 2002 to familiarize himself with access and general topography and geology.

          In preparing this report, the author relied on geological reports and maps, miscellaneous papers, published government reports, assessment file documents and other public information listed in the “Sources of Information” section at the end of this report.

DISCLAIMER

          Documentation on the status of the claims comprising the properties was obtained from the Manitoba government web site www.gov.mb.ca/itm/mrd/geo/gis/gis-index2.html.).

          The author has assumed that all information and technical documents reviewed and listed in the “References and Sources of Information” are accurate and complete in all material aspects. While the author carefully reviewed this information, the author has not conducted an independent investigation to verify their accuracy or completeness.

          The author reserves the right, but will not be obligated to revise this report and conclusions if additional information becomes known subsequent to the date of this report.

          For information relating to permitting, legal, title, action and related issues I have relied on information provided to me by Blue Hawk Ventures Inc. and disclaim responsibility for such information.

Prepared by DAVID J. BUSCH 08/11/2002

FIGURE 1 LOCATION OF LITTLE BEAR PROJECT

LOCATION AND PROPERTY DESCRIPTION

          The general project location is shown in Figure 1. The property is located in NTS 50,000 sheet 52L12 in the Lac du Bonnet area in the province of Manitoba. The property consists of 12 contiguous, unpatented claim blocks covering 3954 acres. The individual claims are shown with details in Table 1.

          Blue Hawk Ventures Inc. has acquired an option from the claim holder to purchase a 100% interest in the property subject to cash payments $218,000 (CA) and 25,000 shares in the capital stock of Blue Hawk Ventures Inc. The claim holder retains a 3% net smelter royalty. After January 1, 2007 payments of $50,000 per year are to be made as advance royalties to the claim holder so long as Blue Hawk Ventures Inc. retains any interest in the property. The detailed terms of this option are contained in two agreements both dated Sept. 23, 2002. The first is an Option to Purchase and Royalty Agreement between Ozias Theriault and Byron G. Cox and the second is a Trust Agreement between Blue Hawk Ventures Inc. and Byron G. Cox. The author of this report has reviewed copies of both agreements.

          There are no parks or developments that would interfere with exploration for or exploitation of any mineral deposits that might be located on the property.

          There are no disputes as to title or liens registered on the property.

TABLE 1 CLAIM STATUS

CLAIM NAME	CLAIM NUMBER	RECORDED HOLDER	EXPIRY DATE DD/MM/YY	AREA HECTARES	AREA ACRES
Meagan 2	MB 2823	Ozias Theriault	20/11/2003	32	79
Iris 1	MB 2021	Ozias Theriault	07/03/2003	128	316
Iris 7	MB 2819	Ozias Theriault	17/10/2003	144	356

Prepared by DAVID J. BUSCH 08/11/2002

Iris 2	MB 2020	Ozias Theriault	07/03/2003	224	554
Megan 1	MB 2822	Ozias Theriault	20/11/2003	32	79
Iris 8	MB 2818	Ozias Theriault	17/10/2003	96	237
Megan 8	MB 2821	Ozias Theriault	17/10/2003	160	395
Iris 4	MB 3189	Ozias Theriault	12/10/2003	224	554
Viola 1	MB 2824	Ozias Theriault	20/11/2003	32	79
Iris 3	W 53618	Ozias Theriault	23/12/2003	144	356
Iris 6	MB 3191	Ozias Theriault	12/10/2003	128	316
Iris 5	MB 3190	Ozias Theriault	12/10/2003	256	633
TOTAL				1600	3954

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

          The property is located 40 road miles northeast of the town of Lac du Bonnet in the province of Manitoba. The town of Lac du Bonnet offers full amenities and infrastructure. The property can be accessed from provincially maintained highway 314 and unmaintained gravel haul roads that have been established to the north part of the property by logging operations. The unmaintained haul roads cover a distance of 6 miles to the property. These roads would require some upkeep to be usable during the summer months. The property can also be accessed by float or ski equipped plane from Lac du Bonnet.

          The property is relatively flat with a mean elevation of 1300 feet above sea level. Most of the area has a relief of less than 100 feet. Bedrock is well exposed on most ridges. Gullies, draws and major drainage basins are drift covered. Poplar, balsam, spruce, pine and birch are the dominant tree species. A1983 forest fire burned most of the higher ground leaving the ridges largely bare.

          The climate is typical mid latitude continental. Field operations are possible year round with access restricted during winter freeze-up and spring thaw.

EXPLORATION HISTORY

          Exploration on the property has been intermittent since 1924 when gold was first reported on the property. Early exploration efforts involved prospecting and stripping. Exploration efforts since 1980 have included ground and airborne geophysics as well as prospecting. For clarity, a summary of exploration and results are provided in tabular form in Table 2.

          Abermin Corporation undertook comprehensive exploration of the property in 1986. This included mapping and sampling of veins, dewatering of pits and shafts, ground magnetic and electromagnetic surveys, prospecting, trenching and a limited humus soil sampling survey. The humus soil sampling was restricted to areas over and flanking known veins. It would appear to have been effective in identifying most known mineralization.

          The airborne magnetic – electromagnetic survey flown by Aerodat Inc. in 1997 provides high quality total field and vertical gradient magnetic data for the entire property. The Very Low Frequency and Coplanar electromagnetic surveys responded primarily to surficial conductivity contrasts in the overburden and are of marginal value.

Prepared by DAVID J. BUSCH 08/11/2002

6

TABLE 2 EXPLORATION HISTORY

YEAR	CO. NAME	Vein	Mapping/Prospecting/Trenching	Drilling		Geophysics	Comments
				No. holes	Feet		
1924	Prospectors						Initial gold discovery
1928	Bear Lake Mines Ltd.		Silver Fox, Latwis, Gold Plate, Fisher				
1934	Reward Mining Co.		Silver Fox				Grade of 0.98 oz/ton over 21" along strike length of 215' from channel sampling.
1935	Bailor Gold Mines Ltd.	Silver Fox					
1946	Bear Lake Gold Mines Ltd.	Silver Fox		?	655		Narrow widths, 'good grade' reported
		Latwis / Silver Fox		?	102		
1950	Eco Exploration Co. Ltd.	Jet	Jet	2	214		Low gold values over narrow widths'
1962	Norway Lake Iron Mines Ltd.		Jet, Silver Fox, Molson & Treasure	?	1226		Bulk samples
1973	International Obaska Mines Ltd.	Treasure		3	?		Results not known
1981	Highwood Resources Ltd.					Ground magnetometer (total field & vertical grad.) VLF EM	25 line mile grid cut
1986	Abermin Corp	All	All			Prospecting, mapping, trenching, sampling, humus soil geochem, grid cutting, magnetometer and VLF surveys	Comprehensive exploration program.
1994	Ozias Theriault & Dennis Fontaine		Treasure, Molson, Rush, Silver Fox, Latwis, Gold Plate, Black Bear & Fontaine				New vein found (Fontaine)
1995	Ozias Theriault & Raymond Bernatchez		General prospecting, NE Creek & Meagan				New veins found (NE Creek & Meagan)
1997	Cordal Resources Ltd. (Raymond A. Bernatchez)		Treasure, Silver Fox, Jet, Gold Plate, Fontaine, Maskwa North, Northeast, Central, Oz			Airborne Magnetometer and Electromagnetic survey	Survey completed by Aerodat, new veins located by prospecting.
			TOTAL ??	5	2197

08/11/2002 Prepared by DAVID J. BUSCH

GEOLOGICAL SETTING

REGIONAL GEOLOGY

          The property is located within the Maskwa pluton in the Winnipeg River Plutonic terrane.

          The Winnipeg River Plutonic terrain is dated at 3.5 billion years before present (Sanborn-Barrie et al., 2001) and was formed during the very early crustal evolution of the earth. Rocks in this terrane consist of a wide variety of granitic plutonic rocks.

          Rocks flanking the Winnipeg River Terrane consist of archean gneissic and volcanic terrains. The gneissic rocks are believed to represent sedimentary rocks that have undergone intense metamorphism. These rocks are considerably younger at 2.7 to 3.0 billion years before present.

          Considerable age dating has been undertaken in the last ten years on rocks within the Uchi Volcanic terrane, Sanborn-Barrie et al., 2001. These studies have improved the understanding of the relationships between various rocks within the Uchi Volcanic Terrane. Very little age dating has been completed in the Bird River Volcanic terrane. The relationship between the Bird River Volcanic Terrane and the Maskwa pluton is uncertain, as are age relationships between the Bird River and Uchi Volcanic Terranes.

PROPERTY GEOLOGY

          The Little Bear property lies near the centre of the Maskwa pluton. The pluton has two dominant phases, an early coarse grained granodiorite and a later coarse grained granite. All rocks on the property are of greenshist metamorphic grade.

          Several linear zones of shearing trend across the property. These zones include deformed porphyritic granite and mafic dike material and mafic inclusions. In general igneous rocks have a reddish coloration in proximity to the shear structures.

DEPOSIT TYPES

          A number of gold deposits have been successfully developed within Archean plutonic terrains similar to that underlying the Little Bear property. These include:

  Silidor mine that was operated by Cambior Inc. in the Powell pluton of Quebec
  Ferderber mine that was operated by Belmoral Mines in the Bourlamaque batholith in Quebec
  Red Lake Gold Shore mine that produced from the Dome Stock in the Red Lake camp of Ontario

          In addition to these past producing mines very significant gold deposits have been outlined in this setting. One of the most notable of these is the Hammond Reef Deposit in the Sawbill – Atikokan area of Ontario. Pentland Firth Ventures Ltd., in a news release dated July 14, 1997 reported an ‘inferred resource’ of 85.5 million tons grading 0.032 ounces per ton in gold for a contained gold ‘inferred resource’ of 2.56 million ounces. While not currently economic, this deposit clearly indicates that gold mineralization in a plutonic setting can occur at a scale that would make it an attractive exploration target type.

          All of these deposits occur in linear structural trends well within large granitic plutons. The structures typically represent large sheared or deformed zones and have been altered. Veins and locally wall rock within portions of these shears contain sulfides and gold mineralization. The gold bearing shears have commonly been the focus of mafic and felsic dike intrusions. The intrusive dikes along these shears are often locally sheared suggesting they were emplaced near the time of shearing.

Prepared by DAVID J. BUSCH 08/11/2002

          Several prospective gold bearing structural trends in the Maskwa pluton on the Little Bear property have been identified from previous ground prospecting and airborne geophysics. Further exploration on the Little Bear property should utilize techniques that will identify the most prospective sections of these linear trends. Thin and near continuous till cover on the property suggests it may be an effective sampling medium. Gold grain counts and descriptions of the heavy mineral fraction of tills offers an effective approach in identifying the most prospective segments of the known structures and new zones of gold mineralization.

          The volcanic belts of the Uchi Subprovince are well known for their gold production. There is no current gold production from the Rice Lake volcanic belt north of the Little Bear property however some 1.6 million ounce of gold have been produced from the San Antonio mine in Bissett and several other smaller producers. Gold has been produced from some 17 mines in the Red Lake volcanic belt with current annual production of some 700,000 ounces from the Campbell and Dickenson mines.

          There has been no significant gold produced from the Bird River Volcanic belt. Past production has included copper, nickel and cobalt from the Werner lake mine in the 1950s. A number of non producing chromium, copper-nickel and platinum bearing deposits are known in the Bird River belt. These are mainly associated with the Bird River Sill. Currently tantalum, cesium and rare earth minerals are produced at the Bernic Lake mine of Cabot Corporation.

MINERALIZATION ON LITTLE BEAR PROPERTY

          There has been no known mineral production from the Little Bear property however numerous gold showings are documented. All mineralized zones found to date are primarily gold showings associated with vein material in shears. Sulfides, primarily pyrite with lessor pyrrhotite, chalcopyrite, sphalerite and galena and arsenopyrite have been reported in modest amounts in various veins and locally in the wall rock to veins. Veins are commonly reported to follow sheared contacts between granite and lamprophyre or mafic dikes.

          It is clear that the known gold showings are along the margins of or within the Stringer Lake Fault zone and along the Little Bear Lake fault. The Springer Lake Fault zone is up to 2500 feet wide at the western end and extends for a length of 3 miles across the property. The Springer Lake Fault zone is evident on the magnetic survey as a trend of lower magnetic values and low magnetic relief bounded by higher magnetic values and greater magnetic relief. The north and south boundaries of this fault zone are evident from the magnetic survey.

          It should be noted that the Jet (Pinawa) vein is not on the Little Bear property but is clearly within the Stringer Lake Fault Zone.

WORK ON PROPERTY BY BLUE HAWK VENTURES INC.

          Blue Hawk Ventures Inc. has not carried out any exploration on the property since acquiring the option.

CONCLUSIONS AND RECOMMENDATIONS

The following conclusions are based on the author’s observations and evaluation of the data available and presented in this report:

  The property hosts a number of gold bearing veins that have been only partially explored.
  The gold bearing veins are within a large shear / alteration system referred to as the Springer Lake Fault zone. This fault zone is up to one half mile wide and 3 miles long on the property.

Prepared by DAVID J. BUSCH 08/11/2002

  The author agrees with the conclusion reached by Ried, Smee and Hood (1986) for Abermin “although excellent values were encountered in some of the channel samples, the better grade material was restricted to extremely narrow widths. In addition the wallrock, where sampled, was not sufficiently mineralized to allow dilution of the zone to a reasonable mining width. This was, of course, in known areas of mineralization.”
  The most effective exploration approach in finding gold bearing zones has been prospecting. Prospecting is limited to areas where rock actually outcrops. The challenge has been to apply an exploration technique to effectively evaluate the property regardless of outcropping.
  Till sampling with gold grain counts and descriptions would effectively emulate prospecting and provide a means of identifying and ranking the most prospective gold settings on the property including areas of no outcrop. A review of till data from government sources would indicate that till cover is sufficient to make such a survey highly effective.
  Existing airborne and ground geophysical surveys are useful in providing a framework to guide exploration but do not provide targets directly. The total field and vertical gradient data is particularly useful. The electromagnetic data appears related to surficial gravel and clay deposits and is not particularly useful.

Based on the above conclusions, it is the author’s opinion that potential for possibly economic gold deposits exists on the Little Bear property of Blue Hawk Ventures Inc. It is also the author’s opinion that this potential warrants the following recommendations:

  An initial screening of the Little Bear property with till sampling is recommended. An idealized sample density of one sample per 25 acres would adequately screen the area and identify targets with gold potential. This sample density would require approximately 150 samples. Tills samples (with coarse fraction removed in the field) should weigh approximately 12 kilograms and be submitted for gold grain counts of the heavy mineral fraction. Overburden Drilling Management is one of the few companies offering this type of gold grain analysis on a commercial basis. This work can be completed using a Global Positioning System (GPS) for control. No grid is needed.
  All existing data should be digitized and maintained in a Global Information System (GIS) database. All data acquired in the future should be of a standard to be entered into the digital database format.
  Target areas developed from the initial till survey should be further screened by prospecting, more detailed till sampling or Mobil Metal Ion soil sampling as necessary. Sampling density may be sufficient to identify drill testable targets directly. This work is assigned to Phase II of the cost estimates.
  Should targets of interest be generated from the above work testing by diamond drilling should be undertaken.

Costs associated with the above recommendations are estimated below:

COST ESTIMATES
Phase I – Target Identification
Little Bear Property; Blue Hawk Ventures Inc.
Till sampling	150 sites	$90/ sample	$13,500.00
		Analytical $50/sample	$7,500.00
		Sample shipping	$2,500.00
Documentation and interpretation of till sampling			$2,000.00

Prepared by DAVID J. BUSCH 08/11/2002

Digitizing and GIS referencing of existing data	$7,000.00
Total	$32,500.00
Administration 10%	$3,250.00
$35,750.00

COST ESTIMATES
Phase II - Initial Target Evaluation
CONTINGENT ON POSITIVE RESULTS FROM PHASE I TARGET IDENTIFICATION.
Little Bear Property; Blue Hawk Ventures Inc.
Follow-up of till targets from Phase I; MMI / Prospecting			$10,000.00
New Prospecting			$6,000.00
Diamond drilling	2000 feet	at $26/foot	$52,000.00
		Total	$68,000.00
Drilling cost per foot includes, mob demob, drilling, logging, analysis and report.		Administration 10%	$6,800.00
			$74,800.00

Prepared by DAVID J. BUSCH 08/11/2002

REFERENCES AND SOURCES OF INFORMATION

Aerodat Inc. 1997

Report on a Combined Helicopter-Borne Magnetic, Electromagnetic and VLF-EM Survey; Rock Ridge and Little Bear Lake Properties; Lac du Bonnet Area, Manitoba

Bernatchez R. A. 1997

A Qualifying Report on the Little Bear Lake Property in the Cat Lake – Bernic Lake Area, Lac du Bonnet Mining Division, Manitoba

Birse, D.J. 1928

Report on the Silver Fox, Latwis, Fisher and Gold Plate mining claims in the Bear Lake district of Manitoba; for Bear Lake Mines Ltd.
1946 Report on Bear Lake Gold Mines Limited

Bull, W.J. 1928

Report on Bear Lake Mines Ltd.

Candy, C., White G.E. 1986

Geophysical Report on the Data Procession and Interpretation of a VLF-Electromagnetic Survey; Maskwa Lake Area, Southeastern Manitoba; Report for Abermin Corp.

Colvine A.C., Fyon J.A., Heather K.B., Marmont S., Smith P.M., Troop D.G. 1988

Archean Lode Gold Deposits in Ontario; Ontario Geological Survey, Mines and Minerals Division, Miscellaneous Paper 139 1988

Colvine A.C., Andrews A.J., Cherry M.E., Durocher M.E., Fyon A.J., Lavigne, Jr., M.J., Macdonald A.J., Marmont S., Poulsen K.H., Springer J.S., and Troop D.G.

An Integrated Model for the Origin of Archean Lode Gold Deposits, Ontario Geological Survey, Open File Report 5524 1984

Hood W.C. 1985

Report on the Black Beaver Claims in the Maskwa Lake Area; Southeastern Manitoba; Report for Highwood Resources Ltd.

Oja, R. V.        Maskwa Lake property of Norway Lake Iron Mines Ltd.

Panagapko, D.A, Chackowsky, L, Lenton, P. Bailes, A.H. Corkery, T.C. Poulsen K.H., Brommecker, R.

Geoscience Data Compilation for Southeastern Manitoba Manitoba Geological Survey, Open File Report OF2001-8

Pentland Firth Ventures Ltd.

Hamond Reef Property (Sawbill District; Atikokan Ont. Area) New Release dated July 14, 1997.

Poulsen K.H., Weber W., Brommecker R. And Seneshen D.N. (1996)

Lithostratigraphic Assemblage and Structural Setting of Gold Mineralization in the Eastern Rice Lake Greenstone Belt, Manitoba Geological Association of Canada Field Trip Guidebook (Field Trip A4)

Ried, D.F., Smee, B.W., Hood W.C. 1986

Final Report on the Black Beaver Project; 1986 Exploration Program For Abermin Corporation

Sanborn-Barrie M., Skulski T., Parker J.

Prepared by DAVID J. BUSCH 08/11/2002

Geological Survey of Canada Current Research 2001-C19
Three hundred million years of tectonic history recorded by the Red Lake greenstone belt, Ont

Stott, G.M. and Corfu,F. 1991

Uchi Subprovince; Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1, p145-236.

Prepared by DAVID J. BUSCH 08/11/2002

APPENDIX I

CERTIFICATE OF AUTHOR

I, David J. Busch, P.Geo, am a Professional Geoscientist (President, of Westshield Consulting Limited) of Lot 4 Block 2, Bissett in the province of Manitoba

I am: a member of the Association of Professional Engineers and Geoscientists of Manitoba;

I graduated Lakehead University with a Bachelor of Arts degree in 1970 and an Honours Bachelor of Science degree in geology in 1974. I have practiced my profession continuously since 1974.

Since 1974 I have been involved in: mineral exploration and evaluation of deposits for gold, copper, lead-zinc and uranium throughout Canada.

As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101.

I am presently a Consulting Geologist and have been so continuously since October, 1982.

I visited the property on November 4th 2002 and have spent the last 20 years conducting exploration in this area of Manitoba.

This report was prepared by myself.

In the disclosure of information relating to permitting, legal, title, action and related issues I have relied on information provided to me by Blue Hawk Ventures Inc. and disclaim responsibility for such information.

I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

I am independent of Consolidated Blue Hawk Ventures Inc in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Winnipeg, Manitoba, this 8th day of November, 2002.

/s/ David J. Busch

David J. Busch

Prepared by DAVID J. BUSCH 08/11/2002